Exhibit 99.1

AMENDMENT NO. 1

TO

STANDBY EQUITY PURCHASE AGREEMENT

        THIS AMENDMENT NO. 1 (the “Amendment”) to the Standby Equity Purchase Agreement (the “Agreement”), dated August 11, 2009, between YA GLOBAL MASTER SPV LTD., a Cayman Islands exempt limited company (the “Investor”) and TOWER SEMICONDUCTOR LTD., a corporation organized and existing under the laws of the State of Israel (the “Company”) is dated August 27, 2009. Capitalized terms used but not defined herein shall have the meaning given thereto in the Agreement.

        WHEREAS, the parties hereto desire to amend certain provisions of the Agreement as more fully described herein;

        NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Investor and the Company hereby agree as follows:

1.	Amendments.

a.	Section 1.27 of the Agreement is hereby amended and restated in its entirety to read as follows:

Section 1.27 “Maximum Advance Amount” shall be $5,000,000, or such other amount as may be agreed upon by the mutual consent of the parties.

b.	A new subsection (f) shall be added to the end of Section 2.01 as follows:

Section 2.01(f) Advance Amount. In connection with each Advance Notice, the Company may, with the prior consent of the Investor, change the amount of the Advance designated in such Advance Notice during the Pricing Period, provided that such amount requested shall be in compliance with Section 2.01(a) hereof.

c.	Section 3.07 of the Agreement is hereby amended and restated in its entirety to read as follows:

Section 3.07 Trading Activities. The Investor’s trading activities with respect to the Company’s Ordinary Shares shall be in compliance with all applicable federal and state securities laws, rules and regulations, the Securities Regulations, and the rules and regulations of the Principal Markets on which the Ordinary Shares are listed or traded. As of the date of the initial Agreement, neither the Investor nor any affiliate of the Investor has an open short position in the Ordinary Shares. The Investor agrees that it shall not, and that it will cause its affiliates not to, engage in any short sales of the Ordinary Shares, except that upon receipt of an Advance Notice the Investor shall be permitted to, and the Company acknowledges and agrees that the Investor may, sell, whether by short sale or otherwise, such number of Ordinary Shares as the Investor reasonably expects to receive from the Company pursuant to the Advance Notice prior to receiving such shares.

d.	All references in the Agreement to the Company as being organized and existing under the laws of the State of Delaware shall amended to refer to the laws of the State of Israel.

2.	Miscellaneous.

a.	The parties hereto acknowledge and agree that, other than as set forth in this Amendment, the Agreement remains unchanged and in full force and effect.

b.	This Amendment may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

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        IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

COMPANY: TOWER SEMICONDUCTOR LTD. By: —————————————— Name: Title:

INVESTOR: YA GLOBAL MASTER SPV LTD. By: Yorkville Advisors, LLC Its: Investment Manager
By: —————————————— Name: Title: